Mail Stop 6010

September 28, 2006

Thomas L. Forsyth, Esq.
General Counsel
OneBeacon Insurance Group, Ltd.
One Beacon Street
Boston, MA 02108-3100

Re: OneBeacon Insurance Group, Ltd.
Amendment No. 1 to the Registration Statement on Form S-1
Filed September 15, 2006
File No. 333-136287

Dear Mr. Forsyth:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A
"Unpredictable catastrophic events could adversely affect our financial condition. . . .," page 15

1. We note your response to comment 16 and your revised disclosure in the risk factor where you indicate that your losses related to various hurricanes in 2005 exceeded your internal expectations of approximately $45.0 million. In your supplemental response, you indicate that such amount was $24.1 million. Please explain or revise your document accordingly.

"We may suffer losses from unfavorable outcomes from litigation and other . . . .," page 19

2. We note your response to comment 22 and your supplemental response and reissue the

comment. We believe disclosure of the amount of your reserves for litigation is material information for purposes of understanding the risks and consequences related to this risk factor. In that regard, please disclose the amount of your reserves for litigation. In the alternative, please include a statement on whether you believe the amount you have reserved for litigation will be sufficient to cover unfavorable outcomes from litigation and other legal proceedings.

<u>Unaudited Pro forma Condensed Financial Statements, page 32</u>
<u>Pro forma Condensed Income Statement, page 34</u>

3. Please remove the line items called "Other Comprehensive Income (loss)" and "Comprehensive net income (loss)" from the pro forma condensed income statements as it does not appear that this presentation format is contemplated by Article 11 of Regulation S-X. If you feel that this information is useful for investors, please include it in another section of your filing.

<u>Critical Accounting Estimates, page 70</u>
<u>Loss and LAE, page 70</u>

4. Please clarify the second item in the list of the key assumptions used to calculate the most recent reserves that are inconsistent with historical loss reserve development patterns, included on page 77. It is uncertain how increases in case reserve adequacy would affect case incurred activity trends.

*   *   *

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, John Krug, Senior Attorney at (202) 551-3862 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William J. Whelan III, Esq.
        Cravath, Swaine & Moore
        825 Eight Avenue
        New York, NY 10019